UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 001-38331
NOTIFICATION OF LATE FILING	CUSIP NUMBER 25686H100

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:	December 31, 2017

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DOLPHIN ENTERTAINMENT, INC.
Full Name of Registrant.

DOLPHIN DIGITAL MEDIA, INC.
Former Name if Applicable

2151 S Le Jeune Road, Suite 150
Address of Principal Executive Office (Street and Number)

Coral Gables, Florida 33134
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Form 10-K could not be filed within the prescribed time because additional time is required by Registrant’s management and auditors to prepare certain financial information to be included in the report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mirta A Negrini	(305)	774-0407
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Dolphin Entertainment, Inc. (the “Company”) had total revenues of approximately $22.4 million for year ended December 31, 2017, compared with approximately $9.4 million for the year ended December 31, 2016, primarily due to the factors described below.

On March 30, 2017, the Company acquired 42West, LLC (“42West”). The revenues of 42West for the nine months between the acquisition date and December 31, 2017 were approximately $16.5 million with operating expenses of approximately $13.3 million. In addition, on the date of acquisition, the Company recorded liabilities related to put rights and contingent consideration. The change in fair value from the acquisition date to December 31, 2017, resulted in a gain of $2.3 million and is recorded on the consolidated statement of operations. Certain intangible assets were also recorded on the date of the acquisition with a balance of $9.5 million. These intangible assets are being amortized over their useful life and the Company recorded amortization expense of approximately $1.0 million for the period between the acquisition and December 31, 2017. No amortization expense, or any other revenues or expenses related to the 42West acquisition, were recorded for the year ended December 31, 2016. The Company incurred transaction costs related to the acquisition of approximately $0.7 million for the year ended December 31, 2017.

During the year ended December 31, 2017, the Company earned approximately $6.0 million in revenues, amortized capitalized production costs of approximately $3.4 million using the individual film forecast method based on these revenues, incurred distribution expenses of $1.6 million from the release of its motion picture Max Steel and impaired approximately $0.3 million of capitalized production costs related to the digital project, Jack of all Tastes. By comparison, the Company earned $9.4 million of production and distribution revenues, amortized $7.8 million of capitalized production costs, impaired approximately $2.0 million to reduce the carrying amount of the deferred production costs to fair value and incurred $11.9 million of distribution costs (including sales agent fees) related to the motion picture Max Steel during the year ended December 31, 2016.

Several of the Company’s warrants are recorded as liabilities based on the fair value on the balance sheet date with any changes from one period to the next recorded as gains or losses on the statement of operations. During the year ended December 31, 2017, the Company recorded a gain on the change in fair value of the warrant liability of approximately $9.0 million. For the year ended December 31, 2016, the Company incurred warrant issuance expenses related to Warrants G, H and I of approximately $7.4 million and recorded a gain on the change in fair value of the warrant liability of approximately $2.2 million.

During 2016, one of the Company’s wholly owned subsidiaries, entered into a loan and security agreement (the “P&A Loan”) providing for up to $14.5 million non-revolving credit facility that matured on August 25, 2017. Proceeds of the credit facility in the aggregate amount of $12.5 million were used to pay a portion of the print and advertising expenses of the domestic distribution of Max Steel. The P&A Loan was partially secured by a $4.5 million guaranty from a party associated with the motion picture. The Company agreed to provide a $0.6 million backstop to the guarantor. On September 18, 2017, the guarantor paid the $4.5 million to the lender and the Company recorded the gain on extinguishment of debt in the amount of $3.9 million during the year ended December 31, 2017. During the year ended December 31, 2016, the Company recorded a loss on extinguishment of debt in the amount of $9.6 million. Interest expense for the year ended December 31, 2017 decreased by approximately $2.6 million as compared to the year ended December 31, 2016 due to the extinguishment by the Company of certain debt instruments during 2016.

For the year ended December 31, 2017, the Company recorded income tax expense of approximately $0.3 million related to current state income taxes and a deferred federal income tax liability. There was no income tax expense recorded for the year ended December 31, 2016.

The Company had income of approximately $6.9 million for the year ended December 31, 2017 and a net loss of approximately $37.2 million for the year ended December 31, 2016.

DOLHIN ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2018	By:	/s/ Mirta A Negrini
Mirta A Negrini Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).